Exhibit 99.1

Market Announcement

11 December 2025

Nova Minerals Limited (ASX: NVA) – Trading Halt

Trading in the securities of Nova Minerals Limited (‘NVA’) will be halted at the request of NVA, pending the release of an announcement by NVA.

Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of:

●	the commencement of normal trading on Monday, 15 December 2025; or

●	the release of the announcement to the market.

NVA’s request for a trading halt is attached below for the information of the market.

Issued by

ASX Compliance

11 December 2025 ASX Limited	Market Announcement 1/1 ASX Customer Service Centre 131 279 | asx.com.au

ASX RELEASE 11 December 2025
TRADING HALT REQUEST

By email only:	Ash Abdul Aziz
tradinghaltsmelbourne@asx.com.au

Dear Ash

Nova Minerals Limit (Nova or the Company) (ASX: NVA, NASDAQ: NVA, OTC: NVAAF, FSE: QM3) requests that its securities (ASX Code: NVA) be placed in a trading halt under ASX Listing Rule 17.1, effective prior to the opening of the market on Thursday, 11 December 2025.

For the purposes of ASX Listing Rule 17.1, and in support of its request, NVA advises that:

1.	The trading halt is requested, pending the release of an announcement in relation to the proposed share placement.

2.	The Company requests that the trading halt continue until the earlier of the Company releasing an announcement regarding the filing and publication of the registration statement referred to above, or the commencement of trading on Monday, 15 December 2025.

3.	The Company is not aware of any reason why the trading halt should not be granted. It is noted that the Company completed an exploration program in September 2025.The Company is still awaiting for some assay results to be delivered, certified and passed by QA/QC. The Company will release these results as they become available upon interpretation in their entirety.

4.	The Company is not aware of any further information necessary to inform the market about the trading halt.

This request has been authorised for provision to the ASX by an Executive Director.

Please contact me if you require further information concerning this matter.

Yours sincerely

Ian Pamensky

Company Secretary

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VIC 3161, Australia Phone +61 3 9537 1238	ASX:NVAINASDAQ:NVAIFRA:QM3 1 www.novaminerals.com.au Email info@novaminerals.com.au ACN 006 690 348

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance E: craig@novaminerals.com.au M: +61 414 714 196

Nova Minerals Ltd | ASX Announcement	2